UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             BI-OPTIC VENTURES INC.
                       (Formerly Royal Rock Ventures Inc.)
        (Exact name of Small Business Issuer as specified in its charter)


         British Columbia, Canada                   N/A
----------------------------------------    ---------------------
(State or Incorporation or Organization)    (IRS Employer ID No.)

          1030 West Georgia Street, Suite #707, Vancouver, B.C. V6E 2Y3
                    (Address of principal executive offices)

                     Issuer's Telephone Number, 604-689-2646



     Securities to be registered pursuant to Section 12(b) of the Act:
        -----------------------------------------------------------------
                                      None
        Securities to be registered pursuant to Section 12(g) of the Act:
                        Common Shares without par value.
                                (Title of Class)









                                  Page 1 of 94
                          Index to Exhibits on Page 24

                             Bi-Optic Ventures Inc.
                        Form 10-SB Registration Statement

                                TABLE OF CONTENTS

                                     PART I
                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis
          or Plan of Operation...............................   5

Item 3.  Description of Property.............................  12

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  12

Item 5.  Directors, Executive Officers, Promoters
          and Control Persons................................  14

Item 6.  Executive Compensation..............................  16

Item 7.  Certain Relationships and Related Transactions......  17

Item 8.  Description of Securities...........................  18


                                     PART II

Item 1.  Market Price Of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  20

Item 2.  Legal Proceedings...................................  21

Item 3.  Changes in and Disagreements with Accountants.......  21

Item 4.  Recent Sales of Unregistered Securities.............  22

Item 5.  Indemnification of Directors and Officers...........  22


                                    PART F/S

Item 1.  Financial Statements................................  23


                                    PART III

Item 1.   Index to Exhibits..................................  24

Item 2.   Description of Exhibits............................  24

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------
Bi-Optic Ventures Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") currently has no material business activity. The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada.

The Company's principal office is located at:
 707 - 1030 West Georgia Street
 Vancouver, British Columbia, Canada  V6E 2Y3
 Telephone: 604-689-2646
 Facsimile: 604-689-1289

The contact person is Harry Chew, President and Director.

The Company's authorized capital includes 100,000,000 common shares without par value. As of 2/11/2002, there were 3,967,235 common shares outstanding.

The Company's common shares trade on the Canadian Venture Stock Exchange with the symbol "BOV.V".

The Company's fiscal year ends February 28th.

Effective  4/6/2001,  the Company completed a one-for-two  stock  consolidation;
effective 11/10/1997 the Company completed a one-for-five stock consolidation. All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information in this Registration Statement is current as of February 19, 2002, unless otherwise indicated.

Historical Corporate Development
--------------------------------
The Company was incorporated in British Columbia on 5/31/1984 under the name Golden Rock Resources Ltd. The name was changed to Bismimillah Ventures Inc. on 3/22/1993, to Royal Rock Ventures Inc. on 11/10/1997, and to Bi-Optic Ventures Inc. on 4/6/2001.

From incorporation into Fiscal 1992, the Company was involved in the exploration of mineral properties. From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. ("Biopath"). Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations. Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes. The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective February 2001, the Company ceased pursuing the acquisition of Biopath. The Company anticipates writing off the $49,418 of deferred acquisition costs. The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

Private Placement Financings
Fiscal 1998:    77,758 shares for $31,492 in debt
             1,000,000 units at    $0.30 per unit
Fiscal 1999:   200,000 Warrants at $0.30
               500,000 Units at    $0.63 per unit
Fiscal 2000:   800,000 Warrants at $0.35
Fiscal 2001:   None
Fiscal 2002:   993,854 shares for $119,262 in debt
             1,200,000 Units at $0.10 per unit

Business
--------
The Company has been relatively inactive since ceasing its involvement with Biopath Research Inc., other than examining various business ventures, seeking a line of business to enter.

Employees
---------
As of 2/19/2002, the Company had two employees, representing its two executive officers.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN-OF-OPERATION
-------------------------------------------------------------------

Selected Financial Data
-----------------------
Selected financial data as shown in Table No. 1 for the Company for Fiscal 2001 and Fiscal 2000 Ended February 28th was derived from the financial statements of the Company that have been audited by Minni Bella & Co, independent certified general accountants, as indicated in their auditor's report included elsewhere in this Registration Statement. The selected financial data set forth for the Fiscal 1999/1998/1997 are derived from the Company's unaudited financial statements, not included herein.

The selected financial data as at and for the nine-month periods ended 11/30/2001 and 11/30/2000 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial data included elsewhere in this Registration Statement.

Effective 4/6/2001, the Company completed a one-for-two stock consolidation; effective 11/10/1997, the Company completed a one-for-five stock consolidation. All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

                                   Table No. 1
                             Selected Financial Data
                      (CDN$ in 000, except per share data)
================================================================================================
                                    Unaudited
                                    Nine Month       --------------- Audited -------------------
                               ------------------       Year     Year     Year     Year     Year
                                  Ended     Ended      Ended    Ended    Ended    Ended    Ended
                               11/30/01  11/30/00    2/28/01  2/29/00  2/28/99  2/28/98  2/28/97
                               ------------------    --------------------------------------------
Revenue                              $0        $0         $0       $0       $0       $0       $0
Net Loss                           ($77)    ($139)     ($140)   ($284)   ($132)   ($158)   ($425)

Loss per Share                   ($0.06)   ($0.08)    ($0.08)  ($0.20)  ($0.12)  ($0.16)  ($0.84)
Dividends per Share               $0.00     $0.00      $0.00    $0.00    $0.00    $0.00    $0.00

Wtg. Avg. Shares (000)             2209      1770       1770     1441     1040     1052      513
Period-end Shares O/S              2479      1770       1770     1770     1370     1052      513

Working Capital                   ($109)               ($152)     $86     $344      $99     ($75)
Long-Term Debt/Loans Payable          0                    0        0        0        0        0
Shareholders' Equity                244                  201      341      346      102      (71)
Total Assets                        363                  365      373      374      321       39
Net Loss -- US GAAP               ($126)               ($140)   ($284)   ($132)
Shareholders' Equity - US GAAP     $294                 $201     $341
Total Assets - US GAAP             $314                 $365     $373
------------------------------------------------------------------------------------------------
(1)  Cumulative   Net  Loss   under  US  GAAP  since   incorporation   has  been
     ($2,284,866).
(2)  Under US GAAP for the Nine Months Ended 11/30/2001, there would have been a
     ($49,418) write-off of acquisition cost on investment in Biopath.  Under US
     GAAP,  during  Fiscal  2000  there  would have been a ($579)  write-off  of
     incorporation    costs    which    were    reversed    in   Fiscal    2001.
     ================================================================================================

Plan Of Operations
------------------

Source of Funds for Fiscal 2002 and Fiscal 2003
-----------------------------------------------
The Company's primary source of funds since incorporation has been through the issuance of common stock and loans. The Company has had no revenue from operations to date and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($108,677) at 11/30/2001. The Company has had discussions with third parties about additional equity offering and/or loans; but the talks as of 2/19/2002 were preliminary.

Use of Funds for Fiscal 2002 and Fiscal 2003
--------------------------------------------
During Fiscal 2002, the Company estimates that it will expend $120,000 on general/administrative expenses.

During Fiscal 2003, the Company estimates that it might expend $150,000 on general/administrative expenses; although, this figure is subject to uncertainties including any possible acquisitions. It is impossible to estimate the probable expenditures associated with any possible acquisitions that might be consummated during Fiscal 2003. The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada; the acquisition cost might approximate $17,500 and the issuance of 75,000 common shares.

Anticipated Changes to Facilities/Employees
-------------------------------------------
The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel; however, if an business acquisition is consummated, additional personnel might be required.

Management's Discussion and Analysis of Financial Condition
-----------------------------------------------------------
and Results of Operations
-------------------------

The Company was incorporated in British Columbia on 5/31/1984.

From incorporation into Fiscal 1992, the Company was involved in the exploration of mineral properties. From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. ("Biopath"). Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations. Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes. The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective February 2001, the Company ceased pursuing the acquisition of Biopath. The Company anticipates writing off the $49,418 of deferred acquisition costs. The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

The Company is in negotiations to acquire a 25 percent undivided interest in two diamond properties, totaling approximately 38,000 acres located in the Otish Mountain, Quebec area (the "Properties"). The anticipated terms of the deal would include the payment of $17,500 and the issuance of 75,000 common shares of the Company to the vendor. The Properties are subject to a 2% gross over-riding royalty on diamonds and a 2% net smelter return on all other minerals.

Private Placement Financings
----------------------------
Fiscal 1998:    77,758 shares for $31,492 in debt
             1,000,000 units at    $0.30 per unit
Fiscal 1999:   200,000 Warrants at $0.30
               500,000 Units at    $0.63 per unit
Fiscal 2000:   800,000 Warrants at $0.35
Fiscal 2001:   None
Fiscal 2002:   993,854 shares for $119,262 in debt
             1,200,000 Units at $0.10 per unit

Liquidity and Capital Resources
-------------------------------

Fiscal 2002-to-Date
-------------------
Effective 1/11/2002, the Company closed a private placement of 1,200,000 Units at a price of $0.10 per Unit. Each Unit consists of one common share and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase an additional common share at a price of $0.10 until 1/3/2004.

Working Capital was ($108,677) at 11/30/2001.

Cash used in Nine Months Ended 11/30/2001 Operating Activities totaled ($99,027), including the ($76,889) Net Loss; the only significant adjusting item was a ($22,998) change in net non-cash working capital items. Cash used in Investing Activities was $nil. Cash provided by Financing Activities was $99,343, including the $119,263 shares-for-debt settlement, ($14,580) in loan advances and ($5,340) due to companies under common control.

Fiscal 2001 and Fiscal 2000, Ended February 28th
------------------------------------------------
The Company raised sufficient capital through several private placements in Fiscal 1998/1999/2000 to fund its operations and its advances to Biopath. Nevertheless, the Company was critically short of capital at the end of Fiscal 2001.

Working Capital was ($151,911) at 2/28/2001.
Working Capital was  $ 86,019 at 2/28/2000.
Working Capital was  $343,635 at 2/28/1999.

Cash used in 2001 Operating Activities totaled ($81,348), including the ($140,127) Net Loss; the only significant adjusting item was $57,367 increase in net non-cash working capital items. Cash used in Investing Activities was ($99,215) representing investment in Biopath. Cash provided by Financing Activities was $147,030 representing "due to and loans from related parties".

Cash used in 2000 Operating Activities totaled ($277,882), including the ($284,153) Net Loss; the only significant adjusting items were $1,020 in amortization, $579 in "incorporation costs written off", and $4,672 increase in net non-cash working capital items. Cash used in Investing Activities was $255,063, predominately the $280,000 investment in Biopath. Cash provided by Financing Activities was $220,100, including $280,000 from the issuance of common shares and ($59,900) from a reduction in "due to and loans from related parties".

Cash used in 1999 Operating Activities totaled ($29,552), including the ($131,813) Net Loss; the only significant adjusting item was $100,052 increase in net non-cash working capital items. Cash used in Investing Activities was $783. Cash provided by Financing Activities was $375,000 from the issuance of common shares.

Results of Operations
---------------------
Fiscal 2002-To-Date
-------------------
The Company has been designated as an Inactive Issuer by the Canadian Venture Exchange (the "CDNX"). The Company has been given until 5/31/2002 to complete a reorganization and achieve all of the Tier 2 Maintenance requirements in accordance with CDNX Policy 2.5. The Company did not complete the purchase of Biopath, a company involved in the design and development of innovative medical diagnostic equipment. The Company holds a General Security Agreement over all the assets of Biopath, including an assignment of invention. The acquisition costs incurred by the Company will be written-off at year end.

Management of the Company is currently pursuing other projects of merit for acquisition or on a joint-venture basis.

Operating Expenses for the Nine Months Ended 11/30/2001 were $76,899 compared to $139,120 in the same period last year. Management fees at $22,500 were the largest category; these fees declined from $45,000 in the same period last year because fees paid to Myntek Management Services fell to $2,500 per month from $5,000. Professional fees at $22,461 were up 14% from last year because the Company incurred more legal fees to access it remedies under its general security agreement with Biopath. Rent was $18,000, unchanged from last year. Consulting fees were $nil compared with $26,900 last year because of reduction in outside consulting activities assessing the merits of Biopath's medical diagnostic equipment.

Net Loss for the Nine Months Ended 11/30/2001 was ($76,899) compared to ($139,120) for the same period last year. Loss Per Share for the Nine Months Ended 11/30/2001 was ($0.06) compared to ($0.08) for the same period last year.

Under US GAAP, the Net Loss would have been ($126,316) or ($0.06) per share. There would have been a ($49,418) write-off of acquisition costs on investment in Biopath.

Fiscal 2001/2000/1999, Ended February 28th
------------------------------------------
Operating Expenses for Fiscal 2001/2000/1999, respectively, were $140,480, $286,384 and $133,677. Such costs were kept minimal in response to the limited activity.

The largest categories for Fiscal 1999 were: management fees ($31,250), office/miscellaneous ($25,295) and travel/promotion ($17,649). The largest categories for Fiscal 2000 were: professional fees ($77,395), management fees ($62,500), travel/promotion ($32,608) and office/miscellaneous ($24,000); the expenses doubled during Fiscal 2000 because the Company was in the process of attempting a reverse takeover of Biopath. The largest categories for Fiscal 2001 were: management fees ($60,000), rent ($24,000), and professional fees ($23,276); the expenses fell in half during Fiscal 2001 because the Company became less active Following the failure to complete the reverse takeover of Biopath.

Net Loss for Fiscal  2001/2000/1999  was ($140,127),  ($284,153) and ($131,813),
respectively.

Loss Per Share for Fiscal  2001/2000/1999  was  ($0.08),  ($0.20)  and  ($0.10),
respectively.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

The Company's executive offices are located in rented premises of approximately 2,200 sq. ft. at 1030 West Georgia Street, Suite #707, Vancouver, B.C. V6E 2Y3. Monthly rent is $2,140. The Company began occupying this facility in June 1999 and considers the facility adequate for current needs.

The Company maintains no other offices or property.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
--------------------------------------------------------
         AND MANAGEMENT
         --------------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States, Canadian, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of 2/11/2002 all persons/companies the Registrant is aware of as being the beneficial owner of 5% or more of the common stock of the Registrant.

                                   Table No. 2
                            Five Percent Shareholders
-----------------------------------------------------------------
Title                              Amount and Nature      Percent
  of                                   of Beneficial           of
Class   Name of Beneficial Owner            Ownership     Class #
-----------------------------------------------------------------
Common  Harry Chew (1)                     1,139,124        26.7%
Common  607286 BC Ltd. (2)                   600,000        14.1%
Common  461886 BC Ltd. (2)                   400,000         9.6%
Common  Maynard E. Brown                     320,564         8.1%
Total   Five Percent Shareholders          2,459,688        58.5%
-----------------------------------------------------------------
(1)  289,750 shares are held indirectly by Pacific Paragon
     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.
     249,374 shares are held indirectly by Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.
     300,000 of these represent share purchase warrants.
     Excludes 125,000 shares owned by Ellen Chew, his spouse.
     where he disavows beneficial interest and does not have voting or disposition control.
(2)  300,000 represent share purchase warrants.
(3)  200,000 represent share purchase warrants.

# Based on 3,964,235 shares outstanding as of 2/11/2002.
==============================================================================

Table No. 3 lists as of 2/11/2002 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers
-----------------------------------------------------------------
Title                                  Amount and Nature  Percent
   of                                      of Beneficial       of
Class   Name/Address of Beneficial Owner       Ownership  Class #
-----------------------------------------------------------------
Common  Harry Chew (1)(4)                      1,139,124    26.7%
Common  Sonny Chew (2)(4)                        200,000     4.9%
Common  David J.L. Williams (3)(4)                62,000     1.6%
Common  Teri-Lyn Duke (4)                              0     0.0%
Total Directors and Officers                   1,401,124    33.2%
-----------------------------------------------------------------
(1)  289,750 shares are held indirectly by Pacific Paragon
     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.
     249,374 shares are held indirectly by Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.
     300,000 of these represent share purchase warrants. Excludes 125,000 shares owned by Ellen Chew, his spouse, where he disavows beneficial interest and does not have voting or disposition control.
(2)  100,000 of these represent share purchase warrants.
(3) 62,000 shares are held indirectly by TWE Enterprises Ltd., a private company controlled 50% by Mr. Williams and 50% by his spouse.
(4)  All address are c/o the Company:
         Bi-Optic Ventures Inc.
         1030 West Georgia Street, Suite #707
         Vancouver, B.C.  V6E 2Y3

# Based on 3,964,235 shares outstanding as of 2/11/2002.
==============================================================================

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

Table No. 4 lists as of 1/31/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

                                   Table No. 4
                                    Directors
=================================================================
                                                       Date First
                                                          Elected
Name                                    Age          or Appointed
-----------------------------------------------------------------
Harry Chew                               41         February 1999
Sonny Chew                               33             July 2000
David J.L. Williams                      48             July 2000
=================================================================

Table No. 5 lists as of 1/31/2002 the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors.

                                   Table No. 5
                               Executive Officers
==============================================================================
                                                            Date of
Name          Position                          Age  Board Approval
-------------------------------------------------------------------
Harry Chew    President                          41   February 1999
Teri-Lyn Duke Secretary                          27       June 2001
==============================================================================

Business Experience
-------------------

Harry Chew, President and a Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia and has been a Certified General Accountant since 1986. He also is: President of Myntek Management Services Inc., since 1986, a private company providing management services; and President of the Pacific Paragon Group of Companies, since 1993, private companies providing management consulting services. Mr. Chew currently is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He devotes about one-third of his time to the affairs of the Company. He lives in Vancouver, British Columbia, Canada.

Sonny Chew, Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia. He also is: President of Wynson Management Services Ltd., since 1992, a private management and bookkeeping consulting company; and Director of Finance and Administration of the Pacific Paragon Group of Companies, since 1993, private companies providing management consulting services. Mr. Chew is a director and/or officer of the these public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He devotes about one-fourth of his time to the affairs of the Company. He lives in Vancouver, British Columbia, Canada.

Teri-Lyn Duke, Corporate Secretary of the Company, is currently employed by the Transportation and Marketing Department of BC Gas. Prior to this, Ms. Duke was the Corporate Administrator of the Pacific Paragon Group of Companies, since 1999, private companies providing management consulting services. From 1994 to 1999 Ms. Duke was employed as a Medical Office Assistant. She lives in Port Coquitlam, British Columbia, Canada.

David J.L. Williams, a Director of the Company, a former professional hockey player, has been employed since March 1983 by TWE Enterprises Ltd., a private company providing management consulting services. Mr. Williams is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd. He lives in West Vancouver, British Columbia, Canada.

Involvement in certain legal proceedings
----------------------------------------
There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:
a)any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;
d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------
Sonny Chew is the brother of Harry Chew. Other than this, there are no family relationships between any of the officers or directors of the Company.

Other Relationships/Arrangements
--------------------------------
There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2001/2000, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Total compensation paid/accrued (directly/indirectly) to all Officers/Directors for Fiscal 2001 was $89,750.

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company. The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse. Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties. For the year ended 2/28/2001, management fees in the amount of $60,000 were paid or accrued to Myntek Management Services Inc.; reduced to $2,500 per month on 3/1/2001. Refer to ITEM #7.

During Fiscal 2001, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company. The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse. Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties. For the year ended 2/28/2001, management fees in the amount of $60,000 were paid or accrued to Myntek Management Services Inc. Refer to ITEM #7.

During Fiscal 2001, the Company borrowed $24,000 from Pacific Paragon Investment Fund Ltd., a private company owned as to 50% by the spouse of Harry Chew, to fund operations. No interest is paid on such borrowings and there is no formal date for repayment.

During Fiscal 2002, the Company borrowed: $700 from Harry Chew, $535 from Sonny Chew, $3,000 from Myntek Management Services Inc., and $5,185 from Pacific Paragon Investment Fund Ltd., to fund operations. No interest is paid on such borrowings and there is no formal date for repayment.

Other than described above, there have been no transactions since 2/28/1998, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------
Common Shares
-------------
The authorized capital of the Registrant is 100,000,000 common shares without par value. 3,964,235 shares of common stock were issued and outstanding at 1/31/2002.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Company's securities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options.
-------------
The terms of incentive options granted by the Company are done in accordance with the rules and policies of the Canadian Venture Exchange ("CDNX"), including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The CDNX policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the CDNX where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the CDNX where:
(a)  grant of incentive stock options could result at any time in:
(i) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
(ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
(iii)the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
(iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Underthe program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the Common Shares on the Canadian Venture Stock
Exchange on the business day immediately preceding the date the Option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board in certain events, as to exercise price and number of Common Shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create multi-year vesting schedules.

There are no outstanding stock options.


Special Resolutions
-------------------

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.
Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a.  Transferring   Company's  jurisdiction  from  British  Columbia  to  another jurisdiction;
b. Giving material financial assistance to executive officers and/or directors;
c. Material conflicts of interest by Directors;
d. Disposing of all or substantially all of the Company's undertakings;
e. Removing a Director before the expiration of his term of office;
f. Certain alterations of share capital;
   (1) increasing the number of authorized shares;
   (2) subdivision, consolidation and/or changes in shares;
   (3) reduction in capital
g.  Changing the Company name;
h.  Altering any restrictions on the Company's business; and
i.  Amalgamations with another company.


Debt Securities to be Registered. Not applicable.
American Depository Receipts.  Not applicable.
Other Securities to be Registered.  Not applicable.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
-----------------------------------------------------------------
         EQUITY AND OTHER SHAREHOLDER MATTERS
         ------------------------------------

Market Information
------------------
The Company's common shares trade on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under the symbol "BOV". The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission on 12/23/1986 under a former name, "Golden Rock Resources Ltd.". Refer to ITEM #1, "Description of Business, Historical Corporate Development".

Effective November 29, 1999, the Vancouver Stock Exchange, the Alberta Stock Exchange and the Canadian Dealing Network merged to create the Canadian Venture Exchange. All references to the Canadian Venture Exchange also include reference to the Vancouver Stock Exchange prior to the merger.

Table No. 3 lists the volume of trading and high, low and closing sales prices on the Canadian Venture Exchange for actual trades of common shares of the Company for the last eleven fiscal quarters, adjusted for April 2001 1:2 stock consolidation. The closing price on 2/19/2002 was $0.10.

                                   Table No. 3
                            Canadian Venture Exchange
                         Common Shares Trading Activity

    Fiscal                                      - Sales -
   Quarter                                  Canadian Dollars
     Ended                    Volume     High     Low     Closing
-----------------------------------------------------------------
11/30/2001                    76,700    $0.13   $0.04       $0.05
 8/31/2001                   221,300     0.20    0.11        0.11
 5/31/2001                   100,900     0.25    0.08        0.15

 2/28/2001                   222,000    $0.24   $0.12       $0.20
11/30/2000                   388,600     0.36    0.12        0.12
 8/31/2000                   504,200     1.00    0.24        0.26
 5/31/2000                 1,179,000     2.58    0.82        1.00

 2/28/2000                 1,027,000    $1.88   $0.90       $1.20
11/30/1999                   595,000     2.88    1.20        1.20
 8/31/1999                   421,400     3.20    2.10        2.62
 5/31/1999(1)                      0       --      --          --
(1) Trading suspended 2/26/1999 to 8/9/1999.

Holders
-------
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 2/11/2002, the shareholders' list for the Company's common shares showed 19 registered shareholders and 3,964,235 common shares outstanding. Two of these shareholders were U.S. resident, holding 42,346 shares representing about 1% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are two "holders of record" resident in the United States, holding the aforementioned 42,346 common shares.

The Company believes there are seven holders of record of the Company's 1,200,000 share purchase warrants, none in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

Dividends
---------
The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

There are no restrictions that limit the ability of the Company to pay dividends on common equity or that are likely to do so in the future.

Securities Authorized For Issuance Under Equity Compensation Plans.
------------------------------------------------------------------
No Disclosure Necessary


ITEM 2.  LEGAL PROCEEDINGS
--------------------------
The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------
No Disclosure Necessary

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

Fiscal 1998:      77,758 shares for $31,492 in debt
               1,000,000 units at    $0.30 per unit
Fiscal 1999:     200,000 Warrants at $0.30
                 500,000 Units at    $0.63 per unit
Fiscal 2000:     800,000 Warrants at $0.35
Fiscal 2001:     None
Fiscal 2002:   993,854 shares for $119,262 in debt
             1,200,000 Units at $0.10 per unit

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

As discussed in Article #19 of the Company:
Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out. of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.


The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.


                                    PART F/S


FINANCIAL STATEMENTS
--------------------

The financial statements and notes thereto as required are attached hereto and found immediately following the text of this Registration Statement. The audit report of Minni Bella & Company, independent certified general accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements: Fiscal 2001/2000
----------------------------------------------
Auditors' Report, dated May 14, 2001

Balance Sheets at 2/28/2001 and 2/28/2000

Statements of Loss and Deficit
 For the years Ended 2/28/2001 and 2/28/2000

Statements of Cash Flows
 For the years Ended 2/28/2001 and 2/28/2000

Notes to Financial Statements

Unaudited Financial Statements
------------------------------
Balance Sheets at 11/30/2001 and 2/28/2001

Statements of Operations and Deficit
 For the Three Months Ended 11/30/2001 and 11/30/2000
 For the  Nine Months Ended 11/30/2001 and 11/30/2000

Statements of Deficit
 For the Nine Months Ended 11/30/2001
 For the Fiscal Year Ended 2/28/2001

Statements of Cash Flows
 For the Three Months Ended 11/30/2001 and 11/30/2000 For the Nine Months Ended 11/30/2001 and 11/30/2000

Notes to Financial Statements

                                    PART III

ITEM 1.  INDEX TO EXHIBITS
--------------------------
ITEM 2.  DESCRIPTION OF EXHIBITS
--------------------------------
                                                             Page
 2. Plan of acquisition, reorganization, arrangement, liquidation, or succession: No Disclosure Necessary

 3.    i.  Certificate of Incorporation                        45
      ii. Certificates of Name Changes
     iii.  Articles of Incorporation

 4.  Instruments defining the rights of holders, incl. indentures
     --- Refer to Exhibit #3 ---

 9.  Legality: No Disclosure Necessary.
10.  Material Contracts:
     a. Management Contract with
        Myntek Management Services Inc., dated 5/1/2000        86
     b. Administrative Services Agreement with
        Pacific Paragon Investment Fund Ltd., dated 5/1/2000   91

No Disclosure Necessary

11.  Statement re: Computation of Per Share Earnings
     --- No Disclosure Necessary ---

16.  Letter on Change of Certifying Accountant:
     --- No Disclosure Necessary ---

21.  Subsidiaries of the Registrant: No Disclosure Necessary
24.  Power of Attorney: No Disclosure Necessary
27.  Financial Data Schedule: No Disclosure Necessary
99.  Additional Exhibits: No Disclosure Necessary







Signature Page                                                 94

                            ROYAL ROCK VENTURES INC.

                      (NOW KNOWN AS BI-OPTIC VENTURES INC.)

                              FINANCIAL STATEMENTS

                           FEBRUARY 28, 2001 AND 2000

                         (PREPARED IN CANADIAN DOLLARS)

















AUDITORS' REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

MINNI, BELLA  &  CO.
                                               SUITE 1104-750 WEST PENDER STREET
CERTIFIED GENERAL ACCOUNTANTS                       VANCOUVER,  BRITISH COLUMBIA
                                                                  CANADA V6C 2T8

                                                             TEL: (604) 683-0343
                                                             FAX: (604) 683-4499


                                AUDITORS' REPORT

To the Shareholders,
Royal Rock Ventures Inc.
(Now known as Bi-Optic Ventures Inc.)

We have audited the balance sheets of ROYAL ROCK VENTURES INC. (now known as Bi-Optic Ventures Inc.) as at February 28, 2001, and 2000 and the statements of loss, deficit and cash flows for each of the years in the three year period then ended (the "Financial Statements"). These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

With respect to the Financial Statements, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and 2000 and the results of its operations and changes in its cash flows for each of the years in the three year period then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the results of operations for the years ended February 28, 2001, 2000 and 1999 and shareholders equity as at February 28, 2001 and 2000 to the extent summarized in note 7 to these Financial Statements.

                                                    "Minni, Bella & Co."
                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, BC
May 14, 2001

COMMENTS FOR US READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES
--------------------------------------------------------------------------------

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the Financial Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the Financial Statements. Our report to the shareholders dated May 14, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the Financial Statements.

                                                    "Minni, Bella & Co."
                                                   CERTIFIED GENERAL ACCOUNTANTS
Vancouver, BC
May 14, 2001

                            ROYAL ROCK VENTURES INC.

                      (NOW KNOWN AS BI-OPTIC VENTURES INC.)

              BALANCE SHEETS AS AT FEBRUARY 28, 2001, 2000 AND 1999


                                     ASSETS
                                     ------                       2001                      2000
                                                                  ----                      ----
CURRENT
    Cash                                                      $            -       $       32,025
    Gst recoverable                                                    2,297                5,338
    Accounts receivable                                                8,978               11,881
    Due by related parties                                                 -               59,900
    Prepaid expenses and deposits                                          -                8,206
                                                               -------------        -------------
                                                                      11,275              117,350
CAPITAL ASSETS, at cost net of  accumulated
    amortization of $4,034 (2000 - $2,621)                             5,466                6,878

INVESTMENT IN BIOPATH (Note 3)                                       347,815              248,600
                                                               -------------        -------------

                                                              $      364,556       $      372,828
                                                               =============        =============

                                   LIABILITIES
                                   -----------
CURRENT
    Excess of cheques written over funds on deposits          $        1,508       $            -
    Accounts payable and accrued liabilities                          74,548               31,331
    Due to related parties (Note 5)                                   63,130                    -
    Loans from related parties (Note 5)                               24,000                    -
                                                               -------------        -------------
                                                                     163,186               31,331
                                                               -------------        -------------

                              SHAREHOLDERS' EQUITY
                              --------------------
SHARE CAPITAL (Note 4)                                             2,359,929            2,359,929

DEFICIT                                                           (2,158,559)          (2,018,432)
                                                               -------------        -------------
                                                                     201,370              341,497
                                                               -------------        -------------

                                                              $      364,556       $      372,828

                                                               =============        =============


   The accompanying notes are an integral part of the financial statements.

                            ROYAL ROCK VENTURES INC.

                      (NOW KNOWN AS BI-OPTIC VENTURES INC.)

                         STATEMENTS OF LOSS AND DEFICIT

              FOR THE YEARS ENDED FEBRUARY 28, 2001, 2000 AND 1999


                                                 2001                       2000                      1999
                                                 ----                       ----                      ----
REVENUE
                                     $            353           $          2,231          $          1,864
                                     ----------------           ----------------          ----------------
EXPENSES
 Amortization                                   1,412                      1,020                     2,209
 Bad debts written off                          2,903                      8,777                         -
 Bank charges and interest                        542                        860                       602
 Consulting                                     9,150                     20,300                         -
 Cost recovery                                (11,123)                         -                         -
 Incorporation cost written off                     -                        580                         -
 Management fees                               60,000                     62,500                    31,250
 Office and miscellaneous                       4,994                      7,594                    25,295
 Professional fees                            23,276                      77,395                    11,649
 Representation expenses                            -                          -                    13,338
 Rent                                          24,000                     24,000                    11,400
 Shareholder information and
       public relation                          2,854                     30,274                         -
 Telephone                                      4,633                      8,448                    11,467
 Transfer agent and regulatory fees             9,043                     12,028                     8,818
 Travel and promotion                           8,796                     32,608                    17,649
                                     ----------------           ----------------          ----------------
                                              140,480                    286,384                   133,677
                                     ----------------           ----------------          ----------------

NET LOSS FOR THE YEAR                        (140,127)                  (284,153)                 (131,813)

DEFICIT, BEGINNING OF YEAR                 (2,018,432)                (1,734,279)               (1,602,466)
                                     ----------------           ----------------          ----------------

DEFICIT, END OF YEAR                   $   (2,158,559)            $   (2,018,432)         $     (1,734,279)
                                       ==============             ==============          ================

LOSS PER SHARE                        $         (0.04)          $          (0.10)         $          (0.06)
                                      ===============           ================          ================





      The accompanying notes are an integral part of the financial statements.

                            ROYAL ROCK VENTURES INC.

                      (NOW KNOWN AS BI-OPTIC VENTURES INC.)

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED FEBRUARY 28, 2001, 2000 AND 1999


                                                         2001                   2000                  1999
                                                         ----                   ----                  ----

OPERATING ACTIVITIES

  Net loss for the year                           $     (140,127)       $       (284,153)    $       (131,813)

  Items not involving cash:
    Amortization                                           1,412                   1,020                2,209
    Incorporation cost written off                             -                     579                    -
                                                   -------------         ---------------      ---------------

                                                        (138,715)               (282,554)            (129,604)
    Cash provided (used) by net changes in
        non-cash working capital items                    57,367                   4,672              100,052
                                                   -------------         ---------------      ---------------

                                                         (81,348)               (277,882)             (29,552)
                                                   -------------         ---------------      ---------------
FINANCING ACTIVITIES
     Proceeds from issuance of shares                          -                 280,000              375,000
     Due to and loans from related parties               147,030                 (59,900)                   -
                                                   -------------         ---------------      ---------------
                                                         147,030                 220,100              375,000
                                                   -------------         ---------------      ---------------


INVESTING ACTIVITIES
    Investment in Biopath                                (99,215)               (248,600)                   -
    Addition to capital assets                                 -                  (6,463)                (783)
                                                   -------------         ---------------      ---------------
                                                         (99,215)               (255,063)                (783)
                                                   -------------         ---------------      ---------------

INCREASE (DECREASE) IN CASH                              (33,533)               (312,845)             344,665

CASH, BEGINNING OF YEAR                                   32,025                 344,870                  205
                                                   -------------         ---------------      ---------------

CASH, END OF YEAR                                 $       (1,508)       $         32,025     $        344,870
                                                   =============         ===============      ===============






     The accompanying notes are an integral part of the financial statements.

                            ROYAL ROCK VENTURES INC.

                      (NOW KNOWN AS BI-OPTIC VENTURES INC.)

                          NOTES TO FINANCIAL STATEMENTS

                           FEBRUARY 28, 2001 AND 2000



1.       NATURE AND CONTINUANCE OF BUSINESS

         The company has changed the focus of its business from the mining industry, operating as a junior mining company to the business of research on the design and development of innovative medical diagnostic products. The financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon, amongst other things, the continued financial support of the related parties and its ability to obtain the necessary financing for working capital needs to complete acquisition of Biopath Research Inc. as well as to achieve profitable operations in the future.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a)       Amortization
                  ------------

                  Capital assets are recorded at cost and are amortized over their estimated useful lives at 20% - 30% declining basis. Further, only one-half the amortization is taken on assets acquired during the year.

         b)       Financial Instruments
                  ---------------------

                  The company's financial instruments consist primarily of cash, Gst recoverable, accounts receivable, amounts due to and loans from related parties and accounts payable, and have their fair market values approximating their carrying values.

         c)       Investment Acquisition Costs
                  ----------------------------

                  Costs incurred to date with respect to the acquisition of Biopath Research Inc. described in Note 3 have been accounted for as part of the cost of the investment. It will be written off if the transaction does not go through.

         d)       Loss Per Share
                  --------------

                  Loss per share has been calculated based on the weighted average number of shares outstanding during the year.

ROYAL ROCK VENTURES INC.
(NOW KNOWN AS BI-OPTIC VENTURES INC.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2001 AND 2000                                               Page 2


        (e) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates related to the determination of investment in Biopath. Actual results could differ from those estimates.


3.       INVESTMENT IN BIOPATH

                                                                        2001                  2000
                                                                        ----                  ----

         Advances to Biopath Research Inc. ("Biopath")         $      98,397        $      248,600
         Acquisition costs (Note 2 (c))                               49,418                     -
                                                                -------------        --------------
                                                               $     347,815        $      248,600
                                                                -------------        --------------

         The Company has entered into an agreement dated July 28, 1999 to purchase all the issued and outstanding shares in Biopath, incorporated under the laws of Yukon Territory, Canada. As consideration the Company has agreed on the following:

         a)       To issue 2,625,000 performance shares of the Company;

         b) To issue non-transferable warrants to purchase 500,000 additional common shares at $ 1.12 per share in four equal installments; and

         c) To advance $300,000 to Biopath for demand promissory notes which are secured by first fixed and floating charges upon all the assets of Biopath and an assignment of any invention.

         The acquisition is subject to regulatory approval.


4.       SHARE CAPITAL

         a)       Authorized

                  100,000,000 Common shares without par value.

ROYAL ROCK VENTURES INC.
(NOW KNOWN AS BI-OPTIC VENTURES INC.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2001 AND 2000                                               Page 3


         b)       Issued and fully paid (pre-consolidation)
                  -----------------------------------------

                                                                      Number of
                                                                        shares               Amount


                  Balance, February 28, 1998                           2,103,263    $     1,704,929

                  Issued pursuant to exercise of warrants                200,000             60,000

                  Escrows cancellation                                   (62,500)                 -

                  Issued pursuant to private placement                   500,000            315,000
                                                                   -------------     --------------

                  Balance, February 28, 1999                           2,740,763          2,079,929

                  Issued pursuant to exercise of
                       warrants                                          800,000            280,000
                                                                   -------------     --------------

                  Balance, February 28, 2001 and 2000                 3,540,763      $    2,359,929
                                                                   =============      =============

             See Note 6

        (c)      Shares Held In Escrow
                  --------------------

                  As at February 28, 2001, there were no shares held in escrow (2000 - NIL)

        (d)      Stock Options and Share Purchase Warrants
                  ----------------------------------------

                 As at February 28, 2001, there were no stock options or share purchase warrants outstanding (2000 - NIL).


5.       RELATED PARTY TRANSACTIONS

         a) During the year the Company paid management fees of $60,000 (2000 - $62,500) and rent of $24,000 (2000 - $24,000) to companies controlled by directors.

         b) During the year the Company paid $5,750 (2000 - $12,500) for accounting and professional services to a company in which a director has an interest.

         c) The amount due to and loans from related parties are non-interest bearing, unsecured with no specific terms of repayment.

ROYAL ROCK VENTURES INC.
(NOW KNOWN AS BI-OPTIC VENTURES INC.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2001 AND 2000                                               Page 4


6.       SUBSEQUENT EVENTS

        a) Subsequent to February 28, 2001, the Company had changed its name from Royal Rock Ventures Inc. to Bi-Optic Ventures Inc. on April 6, 2001.

        b) Subsequent to February 28, 2001, the common shares of the Company had been consolidated on the basis of one new share for every two existing shares by a special resolution passed at the annual general meeting held on August 28, 2000. The authorized share capital of the Company had been increased, after the consolidation, to 100,000,000 common shares without par value.


7.       DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
         PRINCIPLES IN CANADA AND THE UNITED STATES

         The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States as follows:

        (a)      Loss Per Share
                  -------------

                 FASB 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under US GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

                 There were no outstanding stock options, share purchase warrants and shares held under escrow at February 28, 2001, 2000 and 1999.

                                                            2001                2000                  1999
                                                            ----                ----                  ----

                  Weighted average number of
                        shares outstanding:
                  Per Canadian GAAP                    3,540,763           2,881,037             2,079,393
                  Per US GAAP                          3,540,763           2,881,037             2,079,393

                  Net loss per US GAAP             $    (140,127)      $    (283,574)        $    (132,392)
                                                    =============       =============         =============


                  Net loss per Canadian GAAP       $    (140,127)      $    (284,153)        $    (131,813)
                                                    =============       =============         =============

ROYAL ROCK VENTURES INC.
(NOW KNOWN AS BI-OPTIC VENTURES INC.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2001 AND 2000                                               Page 4

7.       DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
         PRINCIPLES IN CANADA AND THE UNITED STATES - CONTINUED


                  Loss per share per US GAAP
                      (basic)                      $       (0.04)      $       (0.10)        $       (0.06)
                                                    =============       =============         =============

                  Loss per share per US GAAP
                      (diluted)                    $       (0.04)      $       (0.10)        $       (0.06)
                                                    =============       =============         =============

                  Loss per share per Canadian
                      GAAP                         $       (0.04)      $       (0.10)        $       (0.06)
                                                    =============       =============         =============

         b)       Impairment Losses
                  -----------------

                  Statement of Financial Accounting Standards No. 121 (the statement), issued March 1995 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Restatement of previously issued financial statements is not permitted. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are first applied and met. The Company's long lived assets are investments and capital assets. There is no impairment in value of the investment in Biopath, which balance comprised of advances of $298,397 and acquisition cost of $49,418.

        c)        Stock Options
                  -------------

                  The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. There were no stock options granted or outstanding at February 28, 2001, 2000 and 1999.

ROYAL ROCK VENTURES INC.
(NOW KNOWN AS BI-OPTIC VENTURES INC.)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2001 AND 2000                                               Page 5

7.       DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
         PRINCIPLES IN CANADA AND THE UNITED STATES - CONTINUED

         The impact of the foregoing on the financial statements is as follows:

                  Balance Sheets                                          2001                      2000
                  --------------                                          ----                      ----
                  Total assets per Canadian GAAP                  $        364,556           $       372,828

                  Adjustments                                                    -                         -
                                                                  ----------------           ---------------
                  Total assets per US GAAP                        $        364,556           $       372,828
                                                                  ================           ===============

                  Total liabilities per Canadian and US GAAP      $        163,186           $        31,331
                                                                  ================           ===============
                  Deficit, end of year per Canadian GAAP          $     (2,158,559)          $    (2,018,432)

                  Adjustments                                                    -                         -
                                                                  ----------------           ---------------
                  Deficit, end of year per US GAAP                      (2,158,559)               (2,018,432)

                  Share capital per Canadian GAAP                        2,359,929                 2,359,929

                  Adjustments                                                    -                         -
                                                                  ----------------           ---------------
                  Total shareholders' equity per US GAAP          $        201,370           $       341,497
                                                                  ================           ===============

         Statements of Deficit                                         2001                2000                1999
         ---------------------                                         ----                ----                ----
         Net loss per Canadian GAAP                           $    (140,127)      $    (284,153)     $     (131,813)

         Adjustment for incorporation costs
              written off                                                 -                 579                (579)
                                                               ------------       -------------        ------------
         Net loss per US GAAP                                 $    (140,127)      $    (283,574)     $     (132,392)
                                                               ============        ============       =============

         Statements of cash flows                                      2001                2000                1999
         ------------------------                                      ----                ----                ----
         Cash flows from operating activities per
              Canadian GAAP                                   $     (81,348)      $    (277,882)     $      (29,552)

         Adjustments                                                      -                   -                   -
                                                               ------------        -------------      -------------
         Cash flows from operating activities
              per US GAAP                                           (81,348)           (277,882)            (29,552)
                                                               ------------        ------------       -------------
         Cash flows from financing activities
              per Canadian and US GAAP                              147,030             220,100             375,000
                                                              -------------        ------------       -------------
         Cash flows from investing activities per
              Canadian GAAP                                         (99,215)           (255,063)               (783)

         Adjustments                                                      -                   -                   -
                                                               ------------        ------------       -------------
         Cash flows from investing activities
              per US GAAP                                          (99,215)            (255,063)               (783)
                                                               ------------        --------------     -------------
         Increase (decrease) in cash per Canadian
              and US GAAP                                     $     (33,533)      $    (312,845)     $      344,665
                                                               =============       ============       =============

                           Financial Statements of


                           BI-OPTIC VENTURES INC.
                           (formerly Royal Rock Ventures Inc.)
                           (Unaudited - Prepared by Management)

                           (Expressed in Canadian Dollars)

                           Quarter ended November 30, 2001

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
November 30, 2001
--------------------------------------------------------------------------------

                                                                            November 30,         February 28,
                                                                                    2001                 2001
----------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     GST recoverable                                                       $       1,643        $       2,297
     Accounts receivable                                                           8,978                8,978
----------------------------------------------------------------------------------------------------------------------
                                                                                  10,621               11,275

Capital assets, at cost net of accumulated
   amortization of $4,894 (2001 - $4,034)                                          4,606                5,466

Investment in Biopath (Note 2)                                                   347,815              347,815

----------------------------------------------------------------------------------------------------------------------

                                                                           $     363,042        $     364,556
----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Excess of cheques written over funds on deposits                      $       1,192        $       1,508
     Accounts payable and accrued liabilities                                     50,896               74,548
     Due to related parties                                                       57,790               63,130
     Loans from related parties                                                    9,420               24,000
----------------------------------------------------------------------------------------------------------------------
                                                                                 119,298              163,186
----------------------------------------------------------------------------------------------------------------------


Shareholders' equity:
     Capital stock                                                             2,479,192            2,359,929
     Deficit                                                                  (2,235,448)          (2,158,559)
----------------------------------------------------------------------------------------------------------------------
                                                                                 243,744              201,370


----------------------------------------------------------------------------------------------------------------------

                                                                           $     363,042        $     364,556
----------------------------------------------------------------------------------------------------------------------

                       Unaudited - Prepared by Management

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001
--------------------------------------------------------------------------------

                                                              Three Months ended             Nine Months ended
----------------------------------------------------------------------------------------------------------------------
                                                               November 30,                  November 30,
                                                             2001           2000           2001           2000
----------------------------------------------------------------------------------------------------------------------

Interest income:                                         $      3       $     10       $     10       $    351

Expenses:
     Amortization                                        $    270       $    342       $    860       $  1,090
     Bank charges and interest                                 62             55            314            467
     Consulting                                                 -              -              -         26,990
     Management fees                                        7,500         15,000         22,500         45,000
     Office and miscellaneous                                 129           (368)           610          5,492
     Professional fees                                     11,404              -         22,461         19,777
     Rent                                                   6,000          6,000         18,000         18,000
     Shareholder information and public relation                -            226          2,538         10,085
     Transfer agent and regulatory fees                       795            634          7,627          6,850
     Travel and promotion                                   1,485              -          1,989          5,369
----------------------------------------------------------------------------------------------------------------------
                                                           27,645         21,889         76,899        139,120
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

Net loss for the period                                  $ 27,642)      $(21,879)     $ (76,889)    $ (138,769)
----------------------------------------------------------------------------------------------------------------------





                       Unaudited - Prepared by Management

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statements of Deficit
November 30, 2001
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)
--------------------------------------------------------------------------------

                                                                             Nine months
                                                                                   ended            Year ended
                                                                            November 30,          February 28,
                                                                                    2001                  2001
----------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                             $     2,158,559       $     2,018,432

Net Loss                                                                          76,889               140,127
----------------------------------------------------------------------------------------------------------------------


Deficit, end of period                                                   $     2,235,448       $     2,158,559
----------------------------------------------------------------------------------------------------------------------





















                       Unaudited - Prepared by Management

BI-OPTIC VENTURES INC.
(formerly Royal Rock Ventures Inc.)
Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001

--------------------------------------------------------------------------------

                                                              Three Months ended                  Nine Months ended
                                                              November 30,                        November 30,
--------------------------------------------------------------------------------------------------------------------
                                                          2001              2000              2001              2000
--------------------------------------------------------------------------------------------------------------------


Cash provided by (used in):

Cash flows from operating activities:
     Loss for the period                          $    (27,642)      $   (21,879)     $    (76,889)    $    (138,769)
     Depreciation, an item not involving cash              270               342               860             1,090
     Changes in non-cash operation accounts              7,709           101,674           (22,998)          160,270
--------------------------------------------------------------------------------------------------------------------
                                                       (19,663)           80,137           (99,027)           22,591
Cash flows from investing activities:
     Investment in Biopath                                   -           (12,348)                -           (49,797)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Due to companies under
         common control                                 14,455           (91,140)           (5,340)                -
     Loan advances                                       4,780            26,550           (14,580)           26,550
     Deferred share issue costs                              -                 -                 -           (31,988)
     Shares issued in settlement of
         debt                                                -                 -           119,263                 -
--------------------------------------------------------------------------------------------------------------------
                                                        19,235           (64,590)           99,343            (5,438)
--------------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash                               (428)            3,199               316           (32,644)

Cash,(bank indebtedness) beginning of period              (764)           (3,818)           (1,508)           32,025
--------------------------------------------------------------------------------------------------------------------
Cash (bank indebtedness), end of period                 (1,192)             (619)           (1,192)             (619)
--------------------------------------------------------------------------------------------------------------------






                       Unaudited - Prepared by Management

BI-OPTIC ventures INC.
(formerly Royal Rock Ventures Inc.)
Notes to Financial Statements, page 1
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001
--------------------------------------------------------------------------------

1.   ACCOUNTING POLICIES
     -------------------
The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the Company's 2001 annual audited financial statements except as noted below. These interim consolidated financial statements do not include disclosures normally provided in annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements for the year ended February 28, 2001. In management's opinion, the unaudited financial information includes adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current year's presentation.

2.   INVESTMENT IN BIOPATH
     ---------------------
                                                  2001            2000
                                                  ----            ----
Advances to Biopath Research Inc. ("Biopath")$     298,397   $     248,600
Acquisition costs                                   49,418               -
                                              ------------    ------------
                                             $     347,815   $     248,600
                                              ------------    ------------

The Company has entered into an agreement dated July 28, 1999 to purchase all the issued and outstanding shares in Biopath, incorporated under the laws of Yukon Territory, Canada. Biopath is in the business of research on the design and development of innovative medical diagnostic products. If the transaction does not close, the Company will write-off the acquisition costs and the advances are secured by first fixed and floating charges upon all the assets of Biopath and an assignment of invention.

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
         ----------------------------
         The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States as follows:

        (a)       Loss Per Share

                  FASB 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under US GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

                  There were no outstanding stock options, share purchase warrants and shares held under escrow at November 30, 2001 and 2000.

BI-OPTIC ventures INC.
(formerly Royal Rock Ventures Inc.)
Notes to Financial Statements, page 2
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001
--------------------------------------------------------------------------------

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - CONTINUED
         ----------------------------------------

                                                       9 months ended Nov. 30
                                                    ----------------------------
                                                        2001            2000
                                                        ----            ----
                  Weighted average number of
                     shares (post-consolidated)
                     outstanding:
                  Per Canadian GAAP                   2,209,026     1,770,381
                  Per US GAAP                         2,209,026     1,770,381

                  Net loss per US GAAP               $ (126,317)  $  (138,769)
                                                      ==========   ==========

                  Net loss per Canadian GAAP         $  (76,889)  $  (138,769)
                                                      ==========   ==========

                  Loss per share (post-consolidated)
                      per US GAAP (basic)            $    (0.06)  $     (0.08)
                                                      ==========   ===========

                  Loss per share (post-consolidated)
                       per US GAAP (diluted)         $    (0.06)  $     (0.08)
                                                      ==========   ===========

                  Loss per share (post-consolidated)
                      per Canadian GAAP              $    (0.06)  $     (0.08)
                                                      ==========   ===========


         (b)      Impairment Losses
                  -----------------

                  Statement of Financial Accounting Standards No. 121 (the statement), issued March 1995 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Restatement of previously issued financial statements is not permitted. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are first applied and met. The Company's long lived assets are investments and capital assets. There was an impairment of $49,418 in value of the investment in Biopath, which represented the acquisition cost of investments written off.

BI-OPTIC ventures INC.
(formerly Royal Rock Ventures Inc.)
Notes to Financial Statements, page 3
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001
--------------------------------------------------------------------------------

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - CONTINUED
         ----------------------------------------

         (c)      Stock Options
                  -------------
                  The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. There were no stock options granted or outstanding at November 30, 2001 and 2000.



         The impact of the foregoing on the financial statements is as follows:

                                                        Nov. 30         Feb. 28
            Balance Sheets                               2001            2001
            --------------                            ---------        --------

            Total assets per Canadian GAAP            $   363,042   $   364,556

             Adjustments - acquisition cost of
                investment in Biopath written off         (49,418)            -
                                                      -----------    ----------

            Total assets per US GAAP                  $   313,624   $   364,556
                                                      ===========    ==========

            Total liabilities per Canadian and US GAAP$   119,298   $   163,186
                                                      ===========    ==========

            Deficit, end of year per Canadian GAAP    $(2,235,448)  $(2,158,559)

            Adjustments                                   (49,418)            -
                                                      -----------    ----------

            Deficit, end of year per US GAAP           (2,284,866)   (2,158,559)

            Share capital per Canadian GAAP             2,479,192     2,359,929

            Adjustments                                         -             -
                                                      -----------    ----------

            Total shareholders' equity per US GAAP    $   194,326   $   201,370
                                                      ===========    ==========




                                                    Nov. 30          Nov. 30
      Statements of Deficit                          2001             2000
      ---------------------                        ---------        ---------

      Net loss per Canadian GAAP             $     (76,899)       $    (138,769)

      Adjustments - acquisition cost
      of investment in Biopath written off         (49,418)                   -
                                             --------------       --------------

      Net loss per US GAAP                   $    (126,317)       $    (138,769)
                                             ==============       ==============

BI-OPTIC ventures INC.
(formerly Royal Rock Ventures Inc.)
Notes to Financial Statements, page 4
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
Nine months ended November 30, 2001
--------------------------------------------------------------------------------

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES - CONTINUED
         ----------------------------------------



                                                       9 months ended Nov. 30
                                                    ----------------------------
      Statements of cash flows                     2001                 2000
      ------------------------                     ----                 ----

      Cash flows from operating activities per
           Canadian GAAP                       $    (99,027)      $      22,591

      Adjustments                                         -                   -
                                               -------------       -------------

      Cash flows from operating activities
           per US GAAP                              (99,027)             22,591
                                               -------------       -------------

      Cash flows from financing activities
           per Canadian and US GAAP                  99,343              (5,438)
                                               -------------       -------------

      Cash flows from investing activities per
           Canadian GAAP                                   -            (49,797)

      Adjustments                                          -                  -
                                               -------------       -------------

      Cash flows from investing activities
           per US GAAP                                     -            (49,797)
                                               -------------       -------------

      Increase (decrease) in cash per Canadian
           and US GAAP                         $         316       $    (32,644)
                                               =============       =============

                                 SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Bi-Optic Ventures Inc.
                                   Registrant




Dated: February 25, 2002   By /s/ Harry Chew
       -----------------      ----------


                           Harry Chew, President/CEO/Director


Dated: February 25, 2002   By /s/ Sonny Chew
       -----------------      ----------


                           Sonny Chew, Director